 Exhibit 21.1

List of subsidiaries of PhytoMedical Technologies, Inc.

Entity	Jurisdiction	Relationship
PhytoMedical Technologies Corporation	Nevada	100% — owned by PhytoMedical Technologies, Inc.

PolyPhenol Technologies Corporation	Nevada	100% — owned by PhytoMedical Technologies, Inc.

PhytoMedical Technologies Ltd.*	Nevada	100% — owned by PhytoMedical Technologies, Inc.

 *Dissolved January 1, 2009